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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mecon, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

58400M

(CUSIP Number)

Robert E. Healing Corporate Counsel, General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431 (203) 373-2243

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 11, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box.   /   /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No.	670828102

1.	Name Of Reporting Person S.S. Or I.R.S. Identification No. Of Above Person General Electric Company 14-0689340

2.	Check The Appropriate Box If A Member Of A Group*
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		New York

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	7,306,966
	8.	Shared Voting Power
	9.	Sole Dispositive Power	7,306,966
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,306,966

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		100%

14.	Type of Reporting Person (See Instructions)		CO

ITEM 1.  SECURITY AND ISSUER

          This Amendment No1. 1 relates to the Common Stock, $.001 par value per share (the "Common Stock") of Mecon, Inc. ("Mecon" or the "Issuer"), which was acquired by Reporting Person upon the closing on February 11, 2000 of the Agreement and Plan of Merger among General Electric Company, Diamond Merger Corp. and Mecon, Inc. dated November 29, 1999 (the "Merger Agreement"), as reported on Schedule 13D (the "Original Report"). This Amendment includes only information which has changed since the filing of the Original Report.

ITEM 2.  IDENTITY AND BACKGROUND

          See Original Report.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Agreement and Plan of Merger described in Item 6 of this Statement was entered into by GE and Mecon and was closed on February 11, 2000. The securities were acquired in connection with the closing of the Merger Agreement. Upon the closing of the Merger, the shares of Mecon stock were converted into the right to receive 0.081 shares of GE common stock, par value $0.16 per share ("GE Common Stock"), and cash in lieu of fractional shares at the rate of $138.118 per share.

ITEM 4.  PURPOSE OF TRANSACTION

          GE entered into the Merger Agreement described in Item 6 in order to acquire all of the outstanding Common Stock of Mecon. GE intends to operate Mecon as a wholly owned subsidiary. Following the Merger, GE, as the sole shareholder of Mecon, adopted new articles of incorporation and bylaws, changed the number of directors, elected new directors, and reduced the capitalization of Mecon. Mecon's common stock was, upon the consummation of the Merger, eligible for termination of registration and was delisted from the Nasdaq System.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

          (a) - (c) By reason of the Merger, GE owns 100% of the outstanding common stock of Mecon. GE has the sole power to vote all of the shares of Mecon stock. The Merger was effected on February 11, 2000, following a meeting of the stockholders of Mecon at the Mecon offices located at 200 Porter Drive, San Ramon, California. The price per share of the transaction is described under Item 3.

          Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of Mecon Common Stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Mecon Common Stock since the last Schedule 13D was filed by the Reporting Person on December 3, 1999.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          See Original Report.

ITEM 7.  EXHIBITS

          See Original Report.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2000

GENERAL ELECTRIC COMPANY

By: Janet Bedol

Its: Attorney-in-Fact and Associate Securities Counsel